Exhibit 12.1

Ratio of Earnings to Fixed Charges

Nucor Corporation

	Years ended December 31,					Nine months ended September 28, 2002
	1997	1998	1999	2000	2001
	(In thousands, except ratios)
Earnings (1):
Earnings before federal income taxes	$460,182	$415,308	$379,189	$478,308	$173,861	$181,989
Plus: state income taxes (2)	21,056	23,748	13,446	16,910	5,508	(1,827)
Plus: minority interests (3)	90,517	91,641	85,783	151,461	103,069	66,224
Plus: losses from equity investments	—	—	—	235	740	2,573
Plus: fixed charges (interest expense)	9,282	10,863	20,516	22,449	22,002	14,712
Less: minority interests in subsidiaries that have not incurred fixed charges	(90,517)	(91,641)	(85,783)	(151,461)	(103,069)	(66,224)

	$490,520	$449,919	$413,151	$517,902	$202,111	$197,447
Fixed charges (4):
Interest expense	9,282	10,863	20,516	22,449	22,002	14,712

Ratio of earnings to fixed charges	52.85x	41.42x	20.14x	23.07x	9.19x	13.42x

(1)	Earnings consist of earnings before federal income taxes, state income taxes, minority interests, losses from equity investments and fixed charges, less minority interests in pre-tax income of subsidiaries that have not incurred fixed charges.
(2)	For purposes of this table, state income taxes include certain state franchise taxes.
(3)	For purposes of this table, minority interests reflect the amounts broken out as a separate line item in the Income Statement Data portion of the Selected Historical Consolidated Financial Data set forth in the prospectus.
(4)	Fixed charges consist of interest expense.